September 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 4561

Attn:       Stephen Krikorian
Morgan Youngwood

Re:	Acxiom Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 7, 2015
File No. 000-13163

Gentlemen:

We submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Acxiom Corporation (the “Company”) received by letter dated August 27, 2015 relating to the Company’s Form 10-Q for the quarterly period ended June 30, 2015 (File No. 000-13163) filed on August 7, 2015 (the “10-Q”).

In this letter, we have recited the comment from the Staff in bold and italicized type and have followed the comment with the Company’s response.  Page references herein correspond to the page of the 10-Q. References to “we”, “our”, or “us” mean the Company.

Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Reclassifications, page 9

1.
We note that you have reclassified operating expenses formerly classified as components of cost of revenue and selling, general and administrative into research and development, sales and marketing, and general and administrative.  Please explain your basis for previously including these expenses in cost of revenue and selling, general and administrative expenses.  Tell us whether the expenses previously included in cost of revenue are directly associated with providing your Marketing Services and Audience Solutions and Connectivity.  Explain how you determined that this was a reclassification rather than an error and refer to the authoritative guidance you relied upon.  If the reclassification represents an error, please provide us with a reasonably detailed SAB 99 analysis encompassing each period affected including annual periods, and if material, tell us your consideration of amending your most recent Form 10-K.  In addition, tell us whether the reclassified operating expenses impact the amount of research & development expense previously reported in your most recent Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted in Part I., Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, during the first quarter of fiscal 2016, the Company realigned its organizational structure to better reflect its business strategy. On May 20, 2015, the Company entered into a definitive agreement to sell its IT Infrastructure Management business to Charlesbank Capital Partners and M/C Partners to more sharply focus on growing our Marketing & Data Services businesses. As a result of this transaction and the organizational realignment, business segment information that our chief operating decision maker regularly reviews for purposes of assessing performance changed materially.  Thus, beginning in fiscal year 2016, we began reporting our financial performance based on our new segments: Connectivity and Marketing Services and Audience Solutions.

In addition to the changes in segment reporting, and as further explained in our response, the Company has expanded its presentation of operating costs consistent with the new divisional organizational structure and operating model.  Prior to this fiscal year, the Company presented operating costs and expenses, exclusive of gains, losses, and other items, net and impairment charges, in two categories: Cost of revenue and Selling, general, and administrative (S,G&A).  The revised presentation includes the addition of a gross profit caption on the consolidated statement of operations and expanded operating expense categories including: Research and Development (R&D), Sales and Marketing (S&M), and General and Administrative (G&A).  The Company believes these changes more closely reflect the classification within the Company’s industry and provide enhanced clarity to investors. Additionally, neither revenues, income (loss) from operations, nor net earnings (loss) are impacted by the change.  The following is a brief explanation of the costs included in each of the expense captions on the Company’s consolidated statement of operations, and the Company plans to provide similar disclosure in future filings:

•
Cost of revenue:  Includes all direct costs of sales such as data and other third party costs directly tied to revenue.  Also includes operating expenses for each of the Company’s operations cost center such as client services, account management, agency, consulting, IT, data acquisition, and product operations.  Finally, includes amortization of internally developed software.

•	Research and development: Includes operating expenses for the Company’s engineering and product/project management functions supporting research, new development, and related product enhancement.

•	Sales and marketing: Includes operating expenses for sales, marketing, and product marketing cost centers.

•	General and administrative: Represents operating costs for all corporate costs centers, including finance, human resources, legal, corporate IT, and the corporate office.

•	Gains, losses, and other items, net: Represents restructuring costs and gains or losses on disposal of businesses.

As a result of the change in presentation, certain prior year amounts have been reclassified to conform to the current presentation.  A summary of the changes include:

•	Separation of R&D from Cost of revenue

•	Separation of S,G&A into S&M and G&A

•
Reclassification of certain sales costs to S&M that were previously part of the account management function and reported as Cost of revenue to reflect the evolution of the sales and account management functions as our business has changed

•	Reclassification of certain IT support costs to G&A that were previously part of the client facing IT function and therefore reported as Cost of revenue

Changes in the Company’s business and its new organization structure have resulted in the evolution of roles that are supporting account management, sales, client IT, and internal IT functions. As we have executed the separation of our IT Infrastructure Management and Marketing and Data Services businesses, we have evolved from these functions being performed by generalist with multiple responsibilities to these functions being staffed with dedicated and specialized personnel.  Previously costs were assigned or allocated based on predominate function performed.  We believe it was appropriate to recognize the noted presentational changes in our consolidated statement of operations to reflect such evolution of the business and to provide clarity and transparency about our costs and expenses.  ASC 250-10 states that an error results from “mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP) or oversight or misuse of facts that existed at the time the financial statements were prepared.” As noted above, this reclassification was the result of our expanded statement of operations disclosure and the evolution of our business and how personnel now support business functions. We do not consider this presentational change of prior year balances to be a correction of an error in our previously issued consolidated financial statements, but a reflection of expanded disclosure and changes in our business. We evaluated our current and prior presentations and believe they are compliant with Regulation S-X 210.5-03. We elected to reclassify these prior year balances in order to conform to the current year’s presentation for the purpose of consistency of the consolidated financial statements and to comply with ASC 205-10-50-1 that states “If, because of reclassifications or for other reasons, changes have occurred in the manner of or basis for presenting corresponding items for two or more periods, information shall be furnished that will explain the change.”

The amounts previously disclosed in Footnote No. 7 of the Company’s March 31, 2015 Form 10-K represented the direct research and development costs incurred for the Company’s technology products that are sold, leased or otherwise marketed pursuant to ASC 730-10-50. As described above, the current year R&D caption on the consolidated statement of operations expands this disclosure to now include costs related to product engineering and product/project management functions supporting research, new development, and related product enhancement as a result of the manner in which our personnel now support business functions.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the above address all your comments. However, if you have further comments or need additional information, you can reach me at 650-356-3655 or you may call Craig Harrison, Vice President of Corporate Finance, at 501-342-6086.

Sincerely,

/s/ Warren C. Jenson
Warren C. Jenson
Chief Financial Officer & Executive Vice President